Exhibit 99.1

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	x
HANOVER HOLDINGS I, LLC, Plaintiff, v. NEWLEAD HOLDINGS LTD., Defendant.	: : : : : : : : : : :	Index No. 160776/2013
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	x

STIPULATION OF SETTLEMENT

Plaintiff, Hanover Holdings I, LLC (“Hanover”), on the one hand, and Defendant, NewLead Holdings Ltd. (“NewLead”), on the other hand, stipulate to the entry of the Proposed Order attached hereto as Exhibit A (the “Proposed Order”), and further stipulate and agree as follows:

1.           NewLead is a corporation organized under the laws of Bermuda, with its principal place of business located at 83 Akti Miaouli & Flessa Street, Piraeus, Greece 185 38. NewLead hereby acknowledges receipt of the Complaint filed by Hanover on November 19, 2013, and agrees to waive any requirement that Hanover formally serve NewLead with process. NewLead accepts service of process as of the date of this Settlement Agreement.

2.           Hanover and NewLead request that the Court enter an Order substantially in the form of the Proposed Order.

3.           Hanover owns bona fide claims in the total aggregate amount of $44,822,523.85 against NewLead for non-payment of past-due debt arising from bona fide loans made or services duly rendered to NewLead (collectively, the “Claim”), which Hanover purchased from the following creditors of NewLead: Aeromet Hellas Ltd.; Baluco S.A.; Better Marine Co., Ltd.; Bunkernet, Ltd.; Bureau Veritas S.A.; Crew and Ships Management International, Inc.; DNB Bank ASA; Enraft TankSystem S.A.; Flott & Co.; Gallagher Marine Systems Inc.; General Turbos Machinery and Spares, Ltd.; Globe Wireless LLC; Granada Shipping & Trading S.A.; Hamworthy Moss AS; Hellenic Radio Services S.A.; IFCHOR Tankers SARL Shipbroker; Jotun Paints Europe Limited; Katten Muchin Rosenman UK LLP; Kensington Shipping & Trading, Inc.; Kentucky Fuel Corporation; L'Immeuble LLC; M&F Chartering S.A.; Marine Tours S.A.; Meltemi Deck EPE; Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo PC; Moelis & Company; National Co. for Shipping & Trading Agencies; Nautilus World Services; Omiros Tsakiroglou & SIA EE; Oppenheim Capital Ltd.; Optima Shipbrokers; Optimus Asia China Group Co., Ltd.; Pallas Holdings LLC; RJLT Investments LLC; Telecommunications Network Link Ltd.; Theo V. Sioufas & Co. Law Offices; UPS of Greece Inc.; Williams Industries LLC; Zhoushan Xinya Shipyard Co. Ltd.; and Panormos Maritime, Inc. (the “Original Creditors”), for a total aggregate purchase price of $44,648,752.81, pursuant to Debt Purchase Agreements and Receivable Purchase Agreements between Hanover and each of the Original Creditors (collectively, the “Purchase Agreements”), in which each of the Original Creditors sold, transferred, and assigned to Hanover all right, title and interest of such Original Creditors with respect to the Claim, including, without limitation, the right to bring the above-captioned action against NewLead with respect to the Claim (the “Action”). The purchase price for the Claim is payable to the Original Creditors in the manner set forth in the Purchase Agreements. Certain of the Original Creditors issued invoices to NewLead for services rendered, payable upon receipt, which invoices have not been paid by NewLead and are past due in their entirety. Certain of the Original Creditors made bona fide loans to NewLead pursuant to loan agreements, which loans have not been repaid by NewLead and are past due in their entirety.

2

4.           NewLead has not paid, and will not be able to pay in the near term, any amounts due on the Claim. As a result, on November 19, 2013, Hanover commenced the Action, which Action the parties now seek to settle by this Stipulation of Settlement (the “Settlement Agreement”).

5.           NewLead desires to issue shares of NewLead’s common stock (the “Common Stock”) in exchange for the release of the Claim and dismissal of the Action in its entirety. Hanover is willing to accept such shares of Common Stock in accordance with the terms of this Settlement Agreement, provided that (i) the proposed exchange (including the issuance of the Common Stock pursuant to this Settlement Agreement) is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 3(a)(10) of the Securities Act, which requires a finding from the Court that the terms and conditions of the proposed exchange are procedurally and substantively fair to Hanover and its designee, MG Partners Limited, a company with limited liability organized under the laws of Gibraltar (“MGP”), prior to the issuance of the Common Stock pursuant to this Settlement Agreement, and (ii) through such exemption under Section 3(a)(10) of the Securities Act, NewLead shall be permitted to issue shares of Common Stock to MGP, as Hanover’s designee, in exchange for the release of the Claim and dismissal of the Action without registration under the Securities Act, and MGP shall be permitted to immediately publicly resell such shares of Common Stock into the market without restriction (except as expressly provided in paragraph 14.e below). Section 3(a)(10) of the Securities Act provides in its entirety as follows:

3

Section 3 — Classes of Securities under this Title

(a)	Exempted securities. Except as hereinafter expressly provided, the provisions of this title shall not apply to any of the following classes of securities:...

10.	Except with respect to a security exchanged in a case under title 11 of the United States Code, any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval;

(Emphasis added.)

6.           MGP, as Hanover’s designee, is the only party to whom the shares of Common Stock will be issued pursuant to this Settlement Agreement, and is therefore the only party entitled to notice of hearing and an opportunity to be heard in accordance with Section 3(a)(10) of the Securities Act. Hanover, through its wholly owned subsidiary Magna Gibraltar Investments LLC, a Delaware limited liability company, owns 50% of the outstanding equity of MGP, and Forrest Flyer Limited, a corporation organized under the laws of the British Virgin Islands, owns 50% of the outstanding equity of MGP.

7.           Hanover and MGP have agreed to the proposed settlement terms and conditions, and believe that they are procedurally and substantively fair to Hanover and MGP, such that Hanover and MGP are willing to enter into this Settlement Agreement. In addition, NewLead’s board of directors has considered the proposed settlement and has resolved that its terms and conditions are fair to, and in the best interests of, NewLead and its shareholders. Accordingly, the parties hereto shall request the Court to approve the fairness of the proposed terms and conditions of the proposed exchange (including the issuance of the Common Stock pursuant to this Settlement Agreement) (following the hearing referred to in the next sentence).

4

8.           The parties shall submit this Settlement Agreement to the Court and shall request that the Court enter the Proposed Order approving this Settlement Agreement at a hearing thereon as required by Section 3(a)(10) of the Securities Act. Effective upon execution of the Proposed Order by the Court, this Settlement Agreement shall become final and binding upon NewLead, Hanover and MGP, it being hereby acknowledged and agreed that prior to such time this Settlement Agreement is not binding upon NewLead, Hanover or MGP.

9.           It is the intent and effect of this Settlement Agreement that the Proposed Order, when signed, shall end, finally and forever (i) any claims to payment or compensation of any kind or nature that Hanover, MGP or their predecessors in interest had, now has, or may assert in the future against NewLead arising out of the Claim, and (ii) any claims, including, without limitation, for offset or counterclaim, that NewLead had, now has, or may assert in the future against Hanover arising out of the Claim.

10.         Effective upon the execution of the Proposed Order, each party to this Settlement Agreement hereby releases and forever discharges the other party, including all of the other party’s employees, officers, directors, members, partners, agents, affiliates, subsidiaries and attorneys, from any and all claims, demands, obligations (fiduciary or otherwise), and causes of action, whether known or unknown, suspected or unsuspected, arising out of, connected with, or incidental to the Claim. Each party shall not (and each party shall cause each of its respective employees, officers, directors, members, partners, agents, affiliates, subsidiaries and attorneys to not) disparage (or induce or encourage other persons to disparage) the other party or any of its respective employees, officers, directors, members, partners, agents, affiliates, subsidiaries, attorneys or other Hanover Indemnified Persons or NewLead Indemnified Persons (as such terms are defined below), respectively.

5

11.         In full and final settlement of the Claim, no later than the first trading day following the date of the Court’s entry of the Proposed Order, time being of the essence, NewLead will cause to be issued and delivered to MGP, as Hanover’s designee, 5,250,000 shares of Common Stock (such number to be appropriately adjusted for any stock split occurring after the date hereof), representing approximately 9.92% of NewLead’s outstanding shares of Common Stock (collectively, the “Settlement Shares”).

12.         Further, the Settlement Shares will be subject to adjustment (as described in paragraph 14 below) to reflect the intention of the parties that the total number of shares of Common Stock issued to MGP be based upon a specified discount to the VWAP (as defined below) of the Common Stock for a specified period of time subsequent to the Court’s entry of the Proposed Order.

13.         No later than the first trading day following the date that the Court enters the Proposed Order approving this Settlement Agreement, time being of the essence, NewLead shall: (i) immediately cause to be issued the number of shares of Common Stock required by paragraph 11 above to MGP’s or its designee’s balance account with The Depository Trust Company (DTC) through the Fast Automated Securities Transfer (FAST) Program of DTC’s Deposit/Withdrawal At Custodian (DWAC) system, without any restriction on transfer or resale, by transmitting via facsimile and overnight delivery such irrevocable and unconditional instruction to NewLead’s stock transfer agent in the form heretofore approved by Hanover, and (ii) cause its legal counsel to issue an opinion to NewLead’s transfer agent, in form and substance acceptable to Hanover and such transfer agent, that the shares of Common Stock to be issued pursuant to the Proposed Order (a) shall be authorized to be issued, within the authorized capital of NewLead, and fully paid and non-assessable, (b) when issued in accordance with the Proposed Order shall be exempt from the registration requirements of the Securities Act afforded by Section 3(a)(10) of the Securities Act and (c) may be issued without any restriction on transfer or resale (such issuance, the “Initial DWAC Issuance,” and the date upon which such issuance is complete and all of the Settlement Shares have been received into MGP’s or its designee’s account in electronic form and fully cleared for trading, the “Initial DWAC Issuance Date”). NewLead represents and warrants that no instruction other than such irrevocable and unconditional instruction to NewLead’s stock transfer agent referred to in this paragraph 13 will be given by NewLead to its transfer agent with respect to such shares of Common Stock, and that such shares of Common Stock shall otherwise be freely transferable on the books and records of NewLead.

6

14.         The total number of shares of Common Stock to be issued to MGP or its designee in connection with this Settlement Agreement and the Proposed Order shall be adjusted on the trading day immediately following the Calculation Period (as defined below) (the “True-Up Date”), as follows: (i) if the number of VWAP Shares (as defined below) exceeds the number of Settlement Shares initially issued, then NewLead will, as promptly as practicable (but subject in all cases to the limitations set forth in paragraph 14.c below), cause to be issued and delivered to MGP or its designee, as DWAC shares, additional shares of Common Stock equal to the difference between (x) the total number of VWAP Shares and (y) the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then MGP or its designee will return to NewLead for cancellation that number of shares equal to the difference between (x) the total number of VWAP Shares and (y) the number of Settlement Shares issued in the Initial DWAC Issuance. The “Calculation Period” shall mean the shorter of the following: (i) the 220-consecutive trading day period (subject to extension as set forth below) commencing on the trading day immediately following the Initial DWAC Issuance Date, and (ii) the consecutive trading day period commencing on the trading day immediately following the Initial DWAC Issuance Date and ending on the trading day that MGP shall have received aggregate cash proceeds from the resale of Settlement Shares equal to the sum of (A) $61,630,970.29, representing 137.5% of the total amount of the Claim, and (B) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action through the True-Up Date, subject to the cap set forth in paragraph 14.a below, supported by the Reporting Requirement set forth in paragraph 14.f below. Notwithstanding anything herein to the contrary, the Calculation Period shall be extended for such number of trading days equal to the number of trading days during which any one or more of the following shall have occurred and be continuing: (i) trading in the Common Stock shall have been suspended for more than one full trading day, (ii) MGP is not able to trade at least $295,000 worth of Common Stock on any trading day for any reason, (iii) the Common Stock shall have been delisted from The NASDAQ Global Select Market and is not immediately thereafter listed or quoted on the New York Stock Exchange, The NASDAQ Capital Market, The NASDAQ Global Market, the NYSE MKT, the NYSE Arca, the OTC Bulletin Board or the OTCQX or the OTCQB operated by OTC Markets Group Inc., (iv) there shall have been imposed any suspension of, or restriction on, accepting additional deposits of the Common Stock, or electronic trading or book-entry services with respect to the Common Stock by The Depository Trust Company, a subsidiary of The Depository Trust & Clearing Corporation, or any successor thereto, (v) the Settlement Shares or the VWAP Shares shall not be freely transferable on the books and records of NewLead or there shall be any restriction on transfer or resale of the Settlement Shares or the VWAP Shares for any reason, (vi) a failure of NewLead to file any report, schedule, registration, form, statement, information or other document required to be filed by NewLead with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any Initial 6-K Filing or any Additional 6-K Filing (as such terms are defined below) or any other material required to be filed pursuant to Section 13(a) or 15(d) of the Exchange Act, (vii) a failure of NewLead or its stock transfer agent to deliver any Settlement Shares or VWAP Shares to MGP within three trading days after the applicable date on which MGP is entitled to receive such shares pursuant hereto, (viii) NewLead shall have filed for and/or shall be subject to any bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors instituted by or against NewLead, or (ix) NewLead is in material breach or default of this Settlement Agreement (other than any breach or default relating to any of the matters in clauses (i) through (viii) above), and, if such breach or default is capable of being cured, such breach or default is not cured within five trading days after notice of such breach or default is delivered to NewLead. If MGP shall notify NewLead that, due to the limitations set forth in paragraph 14.c. below, all of the additional shares of Common Stock required to be issued and delivered to MGP or its designee pursuant to this paragraph 14, if any, cannot be issued and delivered to MGP or its designee on a single trading day, then NewLead will cause to be issued and delivered to MGP or its designee, as DWAC shares, in a single issuance or in multiple issuances, such additional shares of Common Stock at such times and in such amounts as MGP shall request from time to time from and after the True-Up Date (subject in all cases to the limitations of paragraph 14.c. below), until all VWAP Shares have been issued and delivered to MGP or its designee. If MGP’s right to receive VWAP Shares at any particular time is limited, in whole or in part, by this paragraph and paragraph 14.c. below, all such VWAP Shares that are so limited shall be held in abeyance for the benefit of MGP by NewLead until such time, if ever, as MGP shall notify NewLead that its right thereto would not result in MGP exceeding the limitations set forth in paragraph 14.c. below.

7

a.          For all purposes of this Settlement Agreement, “VWAP Shares” means such number of shares of Common Stock (rounded up to the nearest whole share) equal to the sum of (i) the quotient obtained by dividing (A) $44,822,523.85, representing the total amount of the Claim, by (B) 62.5% of the trading volume weighted average price of the Common Stock as reported by Bloomberg L.P. (the “VWAP”) over the Calculation Period and (ii) the quotient obtained by dividing (A) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action through the True-Up Date, which shall not exceed $125,000 (less $5,000 heretofore paid by NewLead) by (B) the VWAP over the Calculation Period.

b.          If, at any time and from time to time during the Calculation Period, Hanover or MGP reasonably believe that the total number of Settlement Shares previously issued to MGP shall be less than the total number of VWAP Shares to be issued to MGP or its designee in connection with this Settlement Agreement and the Proposed Order, Hanover or MGP may, in its sole discretion, deliver one or more written notices to NewLead, at any time and from time to time during the Calculation Period, by facsimile or email transmission, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to MGP or its designee (subject in all cases to the limitations of paragraph 14.c. below) and containing the calculation for the number of additional shares of Common Stock requested to be so issued and delivered. Within one trading day following delivery of each such notice, NewLead shall cause to be issued and delivered to MGP or its designee, in compliance with the procedure set forth in paragraph 13 above (including, without limitation, issuance of the legal opinion to NewLead’s transfer agent, if required, at NewLead’s sole cost and expense), the number of additional shares of Common Stock requested to be so issued and delivered in the notice (subject in all cases to the limitations of paragraph 14.c. below). Any additional shares of Common Stock issued to MGP or its designee pursuant to this paragraph 14.b. will be considered Settlement Shares for purposes of any calculation of the total number of shares to be issued by, or returned to, NewLead pursuant to this paragraph 14.

8

c.          In no event shall the number of shares of Common Stock issued to MGP in connection with the settlement of the Claim pursuant to this Settlement Agreement (either as Settlement Shares or VWAP Shares, or in connection with any adjustment thereto pursuant to this Settlement Agreement), when aggregated with all other shares of Common Stock then beneficially owned by Hanover, MGP and their respective affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder), result in the beneficial ownership by Hanover, MGP and their respective affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock. None of Hanover, MGP or NewLead may waive this paragraph 14.c. For any reason at any time, upon the written or oral request of Hanover or MGP, NewLead shall within one (1) business day confirm orally and in writing to Hanover or MGP, as applicable, the number of shares of Common Stock then outstanding.

d.          The provisions of this paragraph 14 shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this paragraph 14 to correct this paragraph 14 (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation contained in paragraph 14.c. above or to make changes or supplements necessary or desirable to properly give effect to such limitation.

9

e.           With respect to any single trading day during the Calculation Period, MGP shall not offer or sell any Settlement Shares on, or over the course of, such trading day in excess of the greater of (i) 20% of the worldwide average daily trading volume in the Common Stock on all national securities exchanges and automated quotation systems, if any, on which the Common Stock is listed or designated for quotation (as the case may be), excluding any sales of Common Stock by MGP, for the 10 trading days immediately preceding such trading day and (ii) $295,000 worth of Common Stock. Hanover, MGP and NewLead may modify the provisions of this paragraph 14.e by mutual written agreement.

f.            MGP shall provide NewLead with daily updates of the number of shares of Common Stock sold over each trading day during the Calculation Period and shall provide an updated VWAP for the Calculation Period.

10

15.         NewLead hereby makes the following representations, warranties and covenants:

a.           The shares of Common Stock provided for above are duly authorized and, when issued pursuant to the Proposed Order, will be duly and validly issued, fully paid and nonassessable, free and clear of all liens, encumbrances and preemptive and similar rights to subscribe for or purchase securities. NewLead has reserved from its duly authorized capital stock 500,000,000 shares of Common Stock for issuance pursuant to the terms of this Settlement Agreement. If at any time it appears reasonably possible that there may be insufficient authorized or reserved shares to fully comply with the Proposed Order, NewLead shall take all action required to promptly reserve additional shares of Common Stock from its authorized shares and, if necessary, promptly take such actions as are necessary or appropriate to increase its authorized shares so as to ensure its ability to timely comply with the Proposed Order, and NewLead may not reserve or issue any shares of Common Stock to any other person unless and until sufficient shares have been reserved for MGP (except to the extent that a person has the right to purchase shares of Common Stock on or prior to the date of this Stipulation). The execution of this Settlement Agreement and performance of the Proposed Order by NewLead, Hanover and MGP will not (i) conflict with, violate, or cause a breach or default under any agreements between NewLead and any creditor of NewLead as of the date hereof, or any affiliate thereof, including, but not limited to, those agreements with the Original Creditors (or any affiliate thereof) related to the debt comprising the Claim, or (ii) require any waiver, consent, or other action of NewLead or any creditor of NewLead as of the date hereof, including, but not limited to, the Original Creditors, or their respective affiliates, that has not already been obtained in writing. Without limitation, NewLead hereby waives any provision in any agreement related to the debt comprising the Claim (x) requiring payments to be applied in a certain order, manner, or fashion, or (y) providing for exclusive jurisdiction and venue in any court other than this Court. NewLead has all necessary corporate power and authority to execute, deliver and perform all of its obligations under this Settlement Agreement. The execution, delivery and performance of this Settlement Agreement by NewLead has been duly authorized by all requisite action on the part of NewLead, including, without limitation, express approval by its board of directors. This Settlement Agreement has been duly executed and delivered by NewLead and, upon execution of the Proposed Order by the Court, constitutes the legal, valid and binding obligation of NewLead, enforceable against NewLead in accordance with its terms.

11

b.          NewLead acknowledges and agrees that none of Hanover, MGP or any of the Original Creditors, or any of their respective affiliates, (i) is or was an affiliate of NewLead within the last 90 days or (ii) has or will, directly or indirectly, provide any consideration to or invest in any manner in NewLead in exchange or consideration for, or otherwise in connection with, the sale or satisfaction of the Claim other than pursuant to the Proposed Order. NewLead further acknowledges and agrees that (i) MGP has no obligation of confidentiality to NewLead and may sell any of its shares of Common Stock issued pursuant to the Proposed Order at any time, including, without limitation, at any time during the Calculation Period, and (ii) with respect to this Settlement Agreement and the transactions contemplated hereby, (A) Hanover and MGP are acting solely in an arm’s length capacity, (B) Hanover and MGP do no make and have not made any representations or warranties, other than those specifically set forth in this Settlement Agreement, (C) Hanover and MGP have not and are not acting as a legal, financial, accounting or tax advisor to NewLead, or agent or fiduciary of NewLead, or in any similar capacity, and (D) any statement made by Hanover, MGP or any of their respective representatives, agents or attorneys is not advice or a recommendation to NewLead. NewLead is not, and has not previously been at any time, an issuer identified in, or subject to, Rule 144(i) under the Securities Act.

12

c.          Except as publicly disclosed as of the date hereof, NewLead has not, in the 12 months preceding the date of this Settlement Agreement, received notice from any national securities exchange or automated quotation system on which the Common Stock is listed or designated for quotation to the effect that NewLead is not in compliance with the listing or maintenance requirements of such national securities exchange or automated quotation system. NewLead, through its stock transfer agent, currently participates in the DTC Fast Automated Securities Transfer (FAST) Program of DTC’s Deposit/Withdrawal At Custodian (DWAC) system, and the Common Stock may be issued and transferred electronically to third parties via the DTC Fast Automated Securities Transfer (FAST) Program of DTC’s Deposit/Withdrawal At Custodian (DWAC) system. NewLead has not, in the 12 months preceding the date of this Settlement Agreement, received any notice from DTC to the effect that a suspension of, or restriction on, accepting additional deposits of the Common Stock, or electronic trading or settlement services with respect to the Common Stock is being imposed or is contemplated by DTC. Neither any shares of Common Stock issuable hereunder nor any certificates evidencing any of such shares of Common Stock (if a certificate therefor is requested in writing by MGP) shall bear any restrictive or other legends or notations. NewLead shall not, and NewLead shall cause all other persons to not, issue any stop-transfer order, instruction or other restriction with respect to any such shares of Common Stock. Upon issuance in accordance herewith, such shares of Common Stock will be exempt from the registration requirements of the Securities Act under Section 3(a)(10) of the Securities Act. All of such shares of Common Stock will be freely transferable and freely tradable by MGP without restriction (except as expressly provided in paragraph 14.e above). NewLead and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested stockholder, business combination, or other similar antitakeover provision under the certificate of incorporation, bylaws or other organizational documents of NewLead, as currently in effect, or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable as a result of the transactions contemplated by this Settlement Agreement, including, without limitation, NewLead's issuance of shares of Common Stock hereunder and MGP’s ownership of such shares of Common Stock, together with all other securities now or hereafter owned or acquired by MGP. NewLead and its board of directors have taken all necessary action, if any, in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of shares of Common Stock or a change in control of NewLead or any of its subsidiaries. On the date hereof and on the date of any issuance of Common Stock hereunder, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the offer, issuance and transfer of the shares of Common Stock issuable hereunder will be, or will have been, fully paid or provided for by NewLead, and all laws imposing such taxes will be or will have been complied with.

13

d.         NewLead shall take such action as MGP shall reasonably determine is necessary in order to qualify the shares of Common Stock issuable to MGP hereunder under applicable securities or "blue sky" laws of the states of the United States for the issuance to MGP hereunder and for resale by MGP to the public (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to Hanover and MGP. Without limiting any other obligation of NewLead hereunder, NewLead shall timely make all filings and reports relating to the offer and issuance of such shares of Common Stock required under all applicable securities laws (including, without limitation, all applicable federal securities laws and all applicable state securities or "blue sky" laws), and NewLead shall comply with all applicable federal, state, local and foreign laws, statutes, rules, regulations and the like relating to the offering and issuance of such shares of Common Stock to MGP.

e.           NewLead shall promptly secure the listing or designation for quotation (as the case may be) of all of the shares of Common Stock to be issued to MGP pursuant to this Settlement Agreement on each national securities exchange and automated quotation system, if any, on which the Common Stock is listed or designated for quotation (as the case may be) and shall use its reasonable best efforts to maintain such listing or designation for quotation (as the case may be) of all such shares of Common Stock on such national securities exchange or automated quotation system for so long as MGP or any of its affiliates holds any shares of Common Stock. NewLead shall pay all fees and expenses in connection with satisfying its obligations under this paragraph 15.e.

14

16.         Hanover and MGP hereby make the following representations, warranties and covenants:

a.           As of the date of this Settlement Agreement and during the 90 calendar days prior to the date of this Settlement Agreement, none of Hanover, MGP or any of their respective affiliates is or was an officer, director, or 10% or more shareholder of NewLead.

b.           Until at least 180 days after the Calculation Period, none of Hanover, MGP or any of their respective affiliates shall (i) hold any short position in the Common Stock or (ii) engage in or effect, directly or indirectly, any short sale of the Common Stock.

17.         The representations, warranties, agreements and covenants in this Settlement Agreement shall survive the execution and delivery hereof and the consummation of the transactions contemplated hereby.

15

18.         For so long as MGP or any of its affiliates holds any shares of Common Stock, neither MGP nor any of its affiliates will: (i) vote any shares of Common Stock owned or controlled by it, or solicit any proxies or seek to advise or influence any person with respect to any voting securities of NewLead; or (ii) engage or participate in any actions, plans or proposals that relate to or would result in (a) MGP or any of its affiliates acquiring additional securities of NewLead, alone or together with any other person, which would result in MGP and its affiliates collectively beneficially owning, or being deemed to beneficially own, more than 9.99% of the Common Stock or other voting securities of NewLead (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NewLead or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of NewLead or any of its subsidiaries, (d) any change in the present board of directors or management of NewLead, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of NewLead, (f) any other material change in NewLead’s business or corporate structure, (g) changes in NewLead’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NewLead by any person, (h) causing a class of securities of NewLead to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of NewLead to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) taking any action, intention, plan or arrangement similar to any of those enumerated above. The provisions of this paragraph may not be modified or waived without further order of the Court.

19.         From and after the date hereof through and including the date that is 180 days following the True-Up Date, and regardless of whether MGP or its affiliates then hold any debt or equity securities of NewLead, neither NewLead nor any of its affiliates or subsidiaries, nor any of its or their respective officers, employees, directors, agents or other representatives, will (a) solicit, initiate, encourage or accept any other proposals or offers from any Person (other than Hanover or MGP) relating to any transaction similar to the transactions contemplated by this Settlement Agreement whereby NewLead directly or indirectly issues Common Stock or Common Stock equivalents to a party in exchange for outstanding securities, claims or property interests, or partly in such exchange and partly for cash, pursuant to Section 3(a)(10) of the Securities Act (any such transaction, a “Similar Transaction”), (b) effect, enter into an agreement to effect, announce or recommend to its shareholders any Similar Transaction with any Person (other than Hanover or MGP), or (c) participate in any discussions, conversations, negotiations or other communications with any Person (other than Hanover or MGP) regarding any Similar Transaction, or furnish to any Person (other than Hanover or MGP) any information with respect to any Similar Transaction, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any Person (other than Hanover or MGP) to seek a Similar Transaction involving NewLead or any of its subsidiaries.  NewLead, its affiliates and subsidiaries, and each of its and their respective officers, employees, directors, agents or other representatives shall immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons (other than Hanover or MGP) with respect to any of the foregoing. NewLead shall promptly (and in no event later than 24 hours after receipt) notify (which notice shall be provided orally and in writing and shall identify the Person making the inquiry, request, proposal or offer and set forth the material terms thereof) Hanover and MGP after receipt of any inquiry, request, proposal or offer relating to any Similar Transaction, and shall promptly (and in no event later than 24 hours after receipt) provide copies to Hanover and MGP of any written inquiries, requests, proposals or offers relating thereto.  NewLead agrees that it and its affiliates and subsidiaries, and each of its and their respective officers, employees, directors, agents or other representatives subsidiaries will not enter into any agreement with any Person subsequent to the date hereof which prohibits NewLead from providing any information to Hanover and MGP in accordance with this provision. As used in this Settlement Agreement, “Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

16

20.         From and after the date hereof through and including the 10th trading day immediately following the True-Up Date, and regardless of whether MGP or its affiliates then hold any debt or equity securities of NewLead, neither NewLead nor any of its affiliates or subsidiaries, nor any of its or their respective officers, employees, directors, agents or other representatives, will effect, enter into, announce or recommend to its shareholders any agreement, plan, arrangement or transaction the terms of which would restrict, delay, conflict with or impair the ability or right of NewLead to timely perform its obligations under this Settlement Agreement, including, without limitation, the obligation of NewLead to timely deliver freely tradable and transferrable shares of Common Stock to MGP in accordance with this Settlement Agreement.

21.         Prior to the earlier of (i) the opening time for trading stocks on public securities exchanges located in New York City on the first trading day immediately following the date of the Court’s entry of the Proposed Order and (ii) the Initial DWAC Issuance, time being of the essence, NewLead shall file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 or Section 15(d) of the Exchange Act disclosing all of the material terms of this Settlement Agreement, including, without limitation, the issuance of shares of Common Stock to MGP pursuant to the Proposed Order approving this Settlement Agreement, and disclosing all other material, nonpublic information delivered to Hanover or MGP (or Hanover’s or MGP’s representatives or agents) by NewLead or any of its officers, directors, employees, agents or representatives, if any, in connection with the Claim, the Action, the Original Creditors or the transactions contemplated by this Settlement Agreement, and attaching a copy of the Proposed Order and this Settlement Agreement as exhibits thereto (the “Initial 6-K Filing”). From and after the Initial 6-K Filing, neither NewLead nor any of its officers, directors, employees, agents or representatives shall disclose any material non-public information about NewLead to Hanover or MGP (or Hanover’s or MGP’s representatives or agents), unless prior thereto NewLead shall have filed a Current Report on Form 6-K with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act disclosing all such material non-public information. In addition, NewLead shall file a Current Report on Form 6-K with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act prior to each issuance of additional shares of Common Stock required to be issued and delivered to MGP or its designee pursuant to paragraph 14, if any, time being of the essence, disclosing the number of shares so issued and delivered to MGP and the date of issuance (each, an “Additional 6-K Filing”). In the event of a breach of any of the foregoing covenants in this paragraph 18 by NewLead, in addition to any other remedy available to Hanover or MGP, Hanover or MGP shall have the right to make a public disclosure, in the form of a press release, public advertisement, SEC filing or otherwise, of the matters contemplated hereby without the prior approval by NewLead, or any of its officers, directors, employees, stockholders or agents, and Hanover and MGP shall not have any liability to NewLead, or any of its officers, directors, employees, stockholders or agents, for any such disclosure.

17

22.         None of NewLead, its subsidiaries, Hanover or MGP shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, NewLead shall be entitled, without the prior approval of Hanover or MGP, to issue any press release or make other public disclosure with respect to such transactions (i) in substantial conformity with the Initial 6-K Filing or any Additional 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that Hanover and MGP shall be consulted by NewLead in connection with any such press release or other public disclosure prior to its release).

23.         Without the prior written consent of Hanover or MGP, which consent shall not be unreasonably withheld, delayed or conditioned, NewLead shall not (and shall cause each of its subsidiaries and affiliates to not) disclose the name of Hanover or MGP in any filing (other than the Initial 6-K Filing and any Additional 6-K filing), announcement, release or otherwise.

24.         NewLead hereby agrees that it shall not effect any Fundamental Transaction until the expiration of 10 trading days following the True-Up Date. “Fundamental Transaction” shall mean that (i) NewLead shall, directly or indirectly, in one or more related transactions, (1) consolidate or merge with or into (whether or not NewLead is the surviving corporation) another Person, with the result that the holders of NewLead’s capital stock immediately prior to such consolidation or merger together beneficially own less than 50% of the outstanding voting power of the surviving or resulting corporation, or (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of NewLead to another Person, or (3) take action to facilitate a purchase, tender or exchange offer by another person or entity that is accepted by the holders of more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the Person or Persons making or party to, or associated or affiliated with the persons or entities making or party to, such purchase, tender or exchange offer), or (4) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), or (5) reorganize, recapitalize or reclassify its Common Stock in a manner that adversely affects the rights or privileges of the holders of Common Stock, or (ii) any Person is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock. Notwithstanding the foregoing, Hanover may elect, at its sole option, by delivery of written notice to NewLead to waive this Section 24 to permit the Fundamental Transaction to occur at any time prior to the 10th trading day following the True-Up Date.

18

25.         NewLead hereby agrees to indemnify, defend and hold Hanover, MGP and each of their respective present and former directors, officers, shareholders, members, managers, investment managers, investment advisers, partners, employees, agents, advisors and representatives (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls Hanover or MGP within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, and each of their direct and indirect related Persons (collectively, the “Hanover/MGP Indemnified Persons”) harmless with respect to all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (regardless of whether any such Hanover/MGP Indemnified Person is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (collectively, the "Hanover/MGP Indemnified Liabilities"), arising from or incident or related to (i) any misrepresentation or breach of any representation or warranty made by NewLead herein or in connection herewith, (ii) any breach of any covenant, agreement or obligation of NewLead contained herein or in any document entered into in connection herewith or (iii) any cause of action, suit, proceeding or claim brought or made against such Hanover/MGP Indemnified Persons by a third party or any shareholder of NewLead (including for these purposes a derivative action brought on behalf of NewLead or any subsidiary thereof) or which otherwise involves such Hanover/MGP Indemnified Person that arises out of relates to or results from the execution, delivery, performance or enforcement of this Settlement Agreement or any document entered into in connection herewith. To the extent that the foregoing undertaking by NewLead may be unenforceable for any reason, NewLead shall make the maximum contribution to the payment and satisfaction of each of the Hanover/MGP Indemnified Liabilities which is permissible under applicable law. Each of Hanover and MGP hereby agrees to indemnify, defend and hold NewLead and each of its present and former directors, officers, shareholders, employees, agents, advisors and representatives (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls NewLead within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, and each of their direct and indirect related Persons (collectively, the “NewLead Indemnified Persons”) harmless with respect to all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (regardless of whether any such NewLead Indemnified Person is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (collectively, the "NewLead Indemnified Liabilities"), arising from or incident or related to (i) any claim, action or proceeding by any of the Original Creditors in connection with or related to the Claim or any portion thereof, (ii) any misrepresentation or breach of any representation or warranty made by Hanover and MGP herein or in connection herewith or (iii) any breach of any covenant, agreement or obligation of Hanover or MGP contained herein or in any document entered into in connection herewith. To the extent that the foregoing undertaking by Hanover and MGP may be unenforceable for any reason, Hanover and MGP shall make the maximum contribution to the payment and satisfaction of each of the NewLead Indemnified Liabilities which is permissible under applicable law.

19

26.         The parties to this Settlement Agreement represent that each of them has been advised as to the terms and legal effect of this Settlement Agreement and the Proposed Order provided for herein, and that the settlement and compromise stated herein shall be final and conclusive forthwith, subject to the execution of the Proposed Order by the Court and the other conditions stated herein, and each attorney represents that his or her client has freely consented to and authorized this Settlement Agreement.

27.         Each party hereby irrevocably submits to the exclusive jurisdiction and venue of the state or federal courts located in the City of New York, New York, for the adjudication of the above-captioned action and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court or that such suit, action or proceeding is improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at its principal place of business and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

20

28.         NewLead has irrevocably appointed John Paul Fulco, P.C. of Salon Marrow Dyckman Newman & Broudy LLP, with an office located at 292 Madison Avenue, New York, New York 10017, as its agent to receive on behalf of NewLead service of any legal process which may be served in all such suits, actions or proceedings. Such service may be made by mail or delivery of such process to NewLead in care of such agent at the agent’s address set forth above and NewLead hereby irrevocably authorizes and directs such agent to accept such service on behalf of NewLead. Service upon such agent in accordance with the foregoing shall be deemed completed whether or not forwarded to or received by NewLead. If such agent ceases to be able to act as such or to have an address in New York, New York, NewLead agrees to irrevocably appoint a new agent acceptable to Hanover and MGP to receive on behalf of NewLead service of any legal process and to deliver to Hanover and MGP within 14 days a copy of a written acceptance of appointment by such agent. Hanover has irrevocably appointed William C. Silverman, Esq., of Greenberg Traurig, LLP, with an office located at MetLife Building, 200 Park Avenue, 15th Floor, New York, NY 10166, as its agent to receive on behalf of Hanover service of any legal process which may be served in all such suits, actions or proceedings. Such service may be made by mail or delivery of such process to Hanover in care of such agent at the agent’s address set forth above and Hanover hereby irrevocably authorizes and directs such agent to accept such service on behalf of Hanover. Service upon such agent in accordance with the foregoing shall be deemed completed whether or not forwarded to or received by Hanover. If such agent ceases to be able to act as such or to have an address in New York, New York, Hanover agrees to irrevocably appoint a new agent acceptable to NewLead to receive on behalf of Hanover service of any legal process and to deliver to NewLead within 14 days a copy of a written acceptance of appointment by such agent.

21

29.         Effective upon entry of the Proposed Order, all of the outstanding principal amount, together with any accrued and unpaid interest thereon, under that certain convertible promissory note in the principal amount of $3,900,000, which was issued by NewLead to Hanover on November 13, 2013 as collateral for the payment by Hanover of a portion of the purchase price for the Claim, shall be extinguished without any cash payment by the Company in accordance with the terms of such convertible promissory note.

30.         Upon entry of the Proposed Order approving this Settlement Agreement, the Action shall be dismissed with prejudice. The Court shall retain jurisdiction to enforce the terms of this Settlement Agreement.

31.         Hanover hereby grants, assigns, and conveys to MGP all of Hanover’s right, title and interest in and to the Purchase Agreements, including all rights and interests therein or accruing to the benefit of Hanover thereunder, and MGP hereby accepts such assignment and assumes all of Hanover’s duties and obligations relating to the Purchase Agreements and agrees to pay, perform and discharge, as and when due, all of Hanover’s obligations under the Purchase Agreements, whether accruing before, on, or after entry of the Proposed Order approving this Settlement Agreement; provided, however, that this paragraph 31 shall be of no force and effect unless and until the Court enters the Proposed Order approving this Settlement Agreement.

22

32.         Each party hereto waives a statement of decision, and the right to appeal from the Order after its entry. NewLead further waives any defense based on the rule against splitting causes of action. The prevailing party in any motion to enforce the terms of this Settlement Agreement or the Proposed Order shall be awarded its reasonable attorneys’ fees, costs and expenses arising out of or relating to such motion. Except as expressly set forth herein, each party shall bear its own attorneys’ fees, expenses and costs. This Settlement Agreement may be executed in counterparts and by facsimile, pdf. or other electronic format, each of which shall constitute an original and all of which together shall be deemed together as a single document.

DATED: November 21, 2013	GREENBERG TRAURIG, LLP

	By:	/s/ William C. Silverman
William C. Silverman
MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166
(212) 801-3148
silvermanw@gtlaw.com

DATED: November 21, 2013	HANOVER HOLDINGS I, LLC

	By:	/s/ Joshua Sason
Joshua Sason
Chief Executive Officer

DATED: November 21, 2013	MG PARTNERS LIMITED

	By:	/s/ Michael Abitebol
Michael Abitebol
Authorized Director

DATED: November 21, 2013	SALON MARROW DYCKMAN NEWMAN & BROUDY LLP

	By:	/s/ John Paul Fulco, P.C._
John Paul Fulco, P.C.
292 Madison Avenue
New York, New York 10017
(646) 843-1917
jfulco@salonmarrow.com

23

DATED: November 21, 2013	NEWLEAD HOLDINGS LTD.

	By:	/s/ Antonis Bertsos
Antonis Bertsos
Chief Financial Officer

24